UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CSI Compressco LP

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

12637A103

(CUSIP Number)

JONATHAN W. BYERS

Spartan Energy Partners LP

9595 Six Pines Drive, Suite 4000

The Woodlands, TX 77380

(281) 364-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person CSI Compressco Investment LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 3,489,221
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,489,221

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,489,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 141,995,028 common units outstanding as of October 30, 2023.

CUSIP No. 27032D304

1	Name of Reporting Person CSI Compressco GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 7,463,257
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,463,257

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,463,257
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 141,995,028 common units outstanding as of October 30, 2023.

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Holdco LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 10,952,478
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,952,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 141,995,028 common units outstanding as of October 30, 2023.

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Partners LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 63,824,877
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,824,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,824,877
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.9%(1)
14	Type of Reporting Person PN

(1)	Based on 141,995,028 common units outstanding as of October 30, 2023.

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 63,824,877
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,824,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,824,877
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.9%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 141,995,028 common units outstanding as of October 30, 2023.

AMENDMENT NO. 2 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed by Spartan Energy Holdco LLC (“Spartan Holdco”), Spartan Energy Partners LP (“Spartan LP”) and Spartan Energy Partners GP LLC (“Spartan GP”) to amend and supplement the Schedule 13D that was filed on February 8, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on November 18, 2021 and this Amendment (the Original Schedule 13D as so amended, the “Schedule 13D”). Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Amendment is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

CSI Compressco Investment LLC (“CSI Investment”)

CSI Compressco GP LLC (“Compressco GP”)

Spartan Energy Holdco LLC (“Spartan Holdco”)

Spartan Energy Partners LP (“Spartan LP”)

Spartan Energy Partners GP LLC (“Spartan GP”)

Each of the Reporting Persons is organized under the laws of the state of Delaware. The principal business address of each of the Reporting Persons is c/o Spartan Energy Partners LP, 1735 Hughes Landing Blvd., Suite 200, The Woodlands, TX 77380. The Reporting Persons are principally engaged in the business of providing oil and gas services.

The directors and the executive officers of Compressco GP and Spartan GP (the “Related Persons”) are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby further amended and supplemented by adding the following:

On December 19, 2023, the Issuer, Compressco GP, Kodiak Gas Services, Inc., a Delaware corporation (“Kodiak”), Kodiak Gas Services, LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Kodiak (“Kodiak Services”), Kick Stock Merger Sub LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Kodiak (“Stock Merger Sub”), Kick GP Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Kodiak Services (“GP Merger Sub”), and Kick LP Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Kodiak Services (“Unit Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Upon the terms and subject to the conditions of the Merger Agreement, Stock Merger Sub will merge with and into the Issuer (the “Initial LP Merger” and the effective time of such merger, the “Initial Effective Time”), with the Issuer surviving the Initial LP Merger (the “Initial LP Surviving Entity”). Following the Initial LP Merger, (a) GP Merger Sub will merge with and into Compressco GP (the “GP Merger”), with Compressco GP surviving the GP Merger as a direct, wholly-owned subsidiary of Kodiak Services and (b) Unit Merger Sub will merge with and into the Initial LP Surviving Entity (the “Subsequent LP Merger” and, together with the Initial LP Merger, the “LP

Mergers” and, together with the GP Merger, the “Mergers”), with the Initial LP Surviving Entity surviving the Subsequent LP Merger as a wholly owned subsidiary of Kodiak Services. On December 18, 2023, the board of directors of Compressco GP unanimously approved the Merger Agreement and the transactions contemplated thereby. On December 18, 2023, the board of directors of Kodiak unanimously approved the Merger Agreement and the transactions contemplated thereby.

As a result of the Mergers, Kodiak will acquire 100% of the Issuer’s outstanding equity interests. The Reporting Persons will receive, in consideration of each (i) common unit representing limited partnership interests in the Issuer (“Common Units”) and (ii) notional unit representing the general partner interest in the Issuer, 0.086 (the “Exchange Ratio”) units (“OpCo Units”) in Kodiak Services and an equal number of shares of Series A Preferred Stock of Kodiak (“Series A Preferred Stock”). The other common unitholders will receive, in consideration of each Common Unit, either (i) a number of shares of common stock, par value $0.01 per share, of Kodiak (“Kodiak Common Stock”) equal to the Exchange Ratio, or (ii) for certain eligible holders, at their election, a number of OpCo Units and shares of Series A Preferred Stock equal to the Exchange Ratio. Each OpCo Unit will be redeemable for one share of Kodiak Common Stock (together with the cancellation of one share of Series A Preferred Stock) pursuant to the terms of the Sixth Amended and Restated Limited Liability Company Agreement of Kodiak Services. The Mergers are expected to be completed in the second quarter of 2024, subject to customary closing conditions, including Hart-Scott-Rodino antitrust clearance and Kodiak’s registration statement on Form S-4 (the “Form S-4”) having been declared effective by the U.S. Securities and Exchange Commission (“SEC”) under the Act.

Support and Lockup Agreements

As an inducement to Kodiak entering into the Merger Agreement, on December 19, 2023, each of Spartan LP, Merced Capital LP, Orvieto Partners, L.P. and the named executive officers of Compressco GP (the “Supporting Unitholders”), beneficially owning 78,016,332 Common Units in the aggregate, entered into separate Support and Lockup Agreements with Kodiak, Compressco GP and the Issuer (the “Support Agreements” and the Support Agreement between CSI Investment, Spartan LP, Kodiak, Compressco GP and the Issuer, the “Spartan Support Agreement”). Pursuant to the Support Agreements, the Supporting Unitholders agreed to, among other things, promptly following the time when the Form S-4 has been declared effective by the SEC and the Supporting Unitholders have received from Kodiak a copy of the consent statement/prospectus included therein, execute and deliver a written consent covering all of such Supporting Unitholder’s Common Units approving each of the matters for which the Issuer is soliciting consents of the holders of Common Units in accordance with the Merger Agreement pursuant to the consent statement/prospectus. The Supporting Unitholders have also agreed to not transfer the Kodiak Common Stock received in connection with the Mergers for 180 days from the closing of the Merger.

The foregoing summary of the Spartan Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Spartan Support Agreement, a copy of which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Spartan Support Agreement contains representations and warranties by each of the parties to the Spartan Support Agreement, which were made only for purposes of the Spartan Support Agreement and as of a specified date. The representations, warranties and covenants in the Spartan Support Agreement were made solely for the benefit of the parties to the Spartan Support Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Spartan Support Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D in their entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 141,995,028 Common Units outstanding as of October 30, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CSI Compressco Investment LLC	3,489,221	2.5%	0	3,489,221	0	3,489,221
CSI Compressco GP LLC	7,463,257	5.3%	0	7,463,257	0	7,463,257
Spartan Energy Holdco LLC	10,952,478	7.7%	0	10,952,478	0	10,952,478
Spartan Energy Partners LP	63,824,877	44.9%	0	63,824,877	0	63,824,877
Spartan Energy Partners GP LLC	63,824,877	44.9%	0	63,824,877	0	63,824,877

CSI Investment is the record holder of 3,489,221 Common Units. Compressco GP is the record holder of 7,463,257 Common Units. Spartan LP is the record holder of 52,872,399 Common Units. Spartan Holdco is the sole member of each of CSI Investment and Compressco GP. Spartan GP is the general partner of Spartan LP, which is the sole member of Spartan Holdco. As a result, each of Spartan Holdco, Spartan GP and Spartan LP may be deemed to share beneficial ownership of the Common Units held by CSI Investment and Compressco GP, and Spartan GP may be deemed to share beneficial ownership of the Common Units held by Spartan LP. Spartan GP is managed by a board of directors consisting of Ted A. Gardner and John E. Jackson. Each of the foregoing individuals disclaims beneficial ownership of the Common Units held by CSI Investment and Compressco GP.

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph:

Item 4 above summarizes certain provisions of the Spartan Support Agreement and is incorporated herein by reference. A copy of the Spartan Support Agreement is attached as Exhibit 7 to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

This Amendment supplements Item 7 of the Schedule 13D as follows:

Exhibit No.	Description

7	Support and Lockup Agreement, dated as of December 19, 2023, by and among Kodiak Gas Services, Inc., CSI Compressco LP, CSI Compressco Investments LLC, CSI Compressco GP LLC and Spartan Energy Partners LP (filed as Exhibit 10.1 to CSI Compressco LP’s Current Report on Form 8-K (File No. 001-35195) filed with the SEC on December 19, 2023 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023

CSI Compressco Investments LLC

By: CSI Compressco GP LLC, its sole member

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

CSI Compressco GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Holdco LLC

By: Spartan Energy Partners LP, its sole member
By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Partners LP

By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Spartan Energy Partners GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Schedule I

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of Spartan Energy Partners GP LLC. Except as otherwise indicated, the business address of each of such persons is c/o Spartan Energy Partners LP, 1735 Hughes Landing Blvd., Suite 200, The Woodlands, TX 77380, and each such person is a citizen of the United States.

Name	Title	Present Principal Occupation
John E. Jackson	Chief Executive Officer and Director of Spartan Energy Partners GP LLC	Chief Executive Officer and Director of Spartan Energy Partners GP LLC Chief Executive Officer and Director of CSI Compressco GP LLC

Jonathan W. Byers	Secretary of Spartan Energy Partners GP LLC	Secretary of Spartan Energy Partners GP LLC Chief Financial Officer and Director of CSI Compressco GP LLC

David L. Edelmaier	Chief Financial Officer of Spartan Energy Partners GP LLC	Chief Financial Officer of Spartan Energy Partners GP LLC Vice President of CSI Compressco GP LLC

Robert W. Price	Chief Operating Officer of Spartan Energy Partners GP LLC	Chief Operating Officer of Spartan Energy Partners GP LLC Chief Operating Officer of CSI Compressco GP LLC

Ted A. Gardner	Director of Spartan Energy Partners GP LLC	Director of Spartan Energy Partners GP LLC Director of CSI Compressco GP LLC

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of CSI Compressco GP LLC. Except as otherwise indicated, the business address of each of such persons is c/o CSI Compressco LP, 1735 Hughes Landing Blvd., Suite 200, The Woodlands, TX 77380, and each such person is a citizen of the United States.

Name	Title	Present Principal Occupation
John E. Jackson	Chief Executive Officer and Director of CSI Compressco GP LLC	Chief Executive Officer and Director of Spartan Energy Partners GP LLC Chief Executive Officer and Director of CSI Compressco GP LLC

Jonathan W. Byers	Chief Financial Officer of CSI Compressco GP LLC	Secretary of Spartan Energy Partners GP LLC Chief Financial Officer and Director of CSI Compressco GP LLC

Robert W. Price	Chief Operating Officer and Director of CSI Compressco GP LLC	Chief Operating Officer of Spartan Energy Partners GP LLC Chief Operating Officer of CSI Compressco GP LLC

1

Name	Title	Present Principal Occupation
Matthew Pitcock	Vice President, North America Sales of CSI Compressco GP LLC	Vice President, North America Sales of CSI Compressco GP LLC

Derek Anchondo	Chief Legal Officer of CSI Compressco GP LLC	Chief Legal Officer of CSI Compressco GP LLC

Rodney Pruski	Vice President, Operations of CSI Compressco GP LLC	Vice President, Operations of CSI Compressco GP LLC

Riplee Parkening	Controller of CSI Compressco GP LLC	Controller of CSI Compressco GP LLC

Ted A. Gardner	Chairman and Director of CSI Compressco GP LLC	Director of Spartan Energy Partners GP LLC Director of CSI Compressco GP LLC

James Larson	Director of CSI Compressco GP LLC	Director of CSI Compressco GP LLC

Stephen Gill	Director of CSI Compressco GP LLC	Chief Executive Officer of Lindsayca Solutions Director of CSI Compressco GP LLC

Denise Essenberg	Director of CSI Compressco GP LLC	Director of CSI Compressco GP LLC

Michael Tucker	Director of CSI Compressco GP LLC	Director of CSI Compressco GP LLC

Joe McElroy	Director of CSI Compressco GP LLC	Director of CSI Compressco GP LLC

2